Exhibit 99.1

Zepp Health Corporation Reports Third Quarter 2024 Unaudited Financial Results

MILPITAS, Calif., November 18, 2024 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenues of US$42.5 million; a basic and diluted net loss per share of US$0.05; and a basic and diluted net loss per ADS of US$0.82 for the third quarter ended September 30, 2024; adjusted basic and diluted net loss per share of US$0.05; and adjusted basic and diluted net loss per ADS of US$0.78. Each ADS represents sixteen Class A ordinary shares.

Mr. Wang 'Wayne' Huang, Chairman and CEO of Zepp, commented, "I’m pleased to report that this quarter our Amazfit branded sales had a 10% quarter-over-quarter increase, the highest sequential growth we've achieved this year, overcoming the supply constraints of our newly launched products. This positive momentum demonstrates that the most challenging phase of our transformation is now behind us, and we are optimistic that this growth will continue into the fourth quarter as our new outdoor product, the T-Rex3 smartwatch, has received better than expected market feedback worldwide. It combines military-grade durability, cutting-edge outdoor features, and unparalleled battery life, making it the perfect companion for those seeking adventure in their everyday lives and becoming one of the most competitive smartwatch products in the sports and outdoor categories."

Wang added, "Furthermore, introducing the Amazfit UP OWS (Open Wearable Stereo) earbuds has expanded our product ecosystem and enhanced the user experience allowing them to hear background sounds clearly while using UP earbuds for outdoor activities to enhance their safety. Additionally, we have made significant advancements in our software capabilities, with the latest updates on Zepp OS and the redesign of our Zepp App interface to enhance functionality and user engagement which received positive feedback from media and users widely.

These developments reaffirm our commitment to innovation and meeting the evolving needs of our customers. We are particularly proud to be named as the official wearable partner and timekeeper of HYROX, the World Series of Fitness Racing, reaching over 300,000 participants per season across EU and US regions. On the marketing front, we are expanding the size of our Amazfit Athletes, this quarter we newly partnered with Spain Padel Athlete Bea Gonzalez, American Hyrox Hunter and Meg and others. These developments reaffirm our commitment to innovation and meeting the evolving needs of our customers. Looking ahead, we remain confident in our strategic direction. With a strong pipeline of new products, continued investments in R&D and marketing, and an unwavering focus on operational excellence, we are well-positioned to drive sustainable growth and create long-term value for our shareholders."

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Mr. Leon Deng, Zepp's Chief Financial Officer, added, "In the third quarter, our financial results continued to demonstrate the effectiveness of our refined operational strategies and rigorous cost management. We reported the highest sequential revenue growth in the year, overcoming the supply constraints of our newly launched T-Rex 3 and achieved the highest gross margin in our company’s history, reflecting our ongoing improvements in product mix and operational efficiencies. While we maintained a consistent approach in aligning our operating expenses with strategic objectives, during this quarter, we frontloaded certain marketing expenditures, helping to build brand awareness and promote our sales in the long run. As a result, we reported a net loss, largely driven by cost coverage issues and negative foreign currency results, but with the successful new product launches, we are confident in the recovery of our profitability growth momentum. Furthermore, our cash balance remained at a similar level compared to the previous quarter, partially attributed to our tight working capital management. This achievement not only demonstrates our capability to adapt swiftly to fluctuating market demands but also positions us to reduce operational risks and enhance financial flexibility. Last but not the least, we will continue executing our share repurchase program to demonstrate our confidence on the company’s long-term strategy."

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Third Quarter 2024 Financial Summary

	For the Three Months Ended		For the Nine Months Ended
Number in millions, except for percentages and per- share/ADS amounts	Sept. 30, 2024	Sept. 30, 2023	Sept. 30, 2024	Sept. 30, 2023
Revenue (US$)	42.5	83.1	123.1	269.9
Gross margin	40.6%	33.9%	39.3%	23.5%
Operating (loss)/income (US$)	(12.5)	1.4	(38.3)	(31.1)
Net (loss)/income (US$)	(13.3)	0.3	(38.9)	(29.8)
Adjusted EBIT (US$)[1]	(12.3)	3.0	(33.8)	(25.0)
Net (loss)/income attributable to Zepp Health Corporation (US$)	(13.3)	0.3	(38.9)	(29.7)
Adjusted net (loss)/income attributable to Zepp Health Corporation (US$)[2]	(12.6)	2.2	(35.0)	(22.7)
Basic/diluted net (loss)/income per ADS (US$)[3]	(0.82)	0.02	(2.40)	(1.95)
Adjusted basic/diluted net (loss)/income per ADS (US$)[4]	(0.78)	0.14	(2.16)	(1.49)
Units shipped in millions	0.7	2.8	3.2	10.0

1 Adjusted EBIT is a non-GAAP financial measure, which is defined as net loss, excluding (i) share-based compensation expenses, (ii) income tax (benefit)/ expense, (iii) interest income, (iv) interest expense.

2 Adjusted net (loss)/income attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. The tax effect from the adjustment of the share-based compensation expenses is nil. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 One ADS represents sixteen Class A ordinary shares. The ADS figures give effect to the ADS to share ratio change, as described in “Third Quarter 2024 Financial Results—Shares Outstanding”.

4 Adjusted diluted net (loss)/income is the abbreviation of adjusted net (loss)/income attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

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Third Quarter 2024 Financial Results

Revenues

Revenues for the third quarter of 2024 reached US$42.5 million, a decrease by 48.9% from the third quarter of 2023. The decrease was primarily due to the decrease in the sales of Xiaomi wearable products, as well as the decrease in sales of self-branded products, as supply was constrained by the production capacity for new product launches and macroeconomic weakness. However, compared with the second quarter of 2024, revenue of self-branded products increased by 9.9%, which is the highest quarter-over-quarter increase in 2024, the increase was primarily driven by the market reception of our recent launches, especially the newly introduced Amazfit T-Rex 3, and our core products such as Balance, Active, have seen continued popularity and growing demand.

Total units shipped in the third quarter of 2024 was 0.7 million, compared with 2.8 million in the third quarter of 2023.

Gross Margin

Gross margin in the third quarter of 2024 was 40.6%, compared to 33.9% in the same period of 2023. We reached another record-high quarterly gross margin since the third quarter of 2023, supported by the strong performance of our self-branded products and a more favourable product mix, with a higher proportion of new products and less clearance sales, which typically have lower margins. This was the sixth consecutive quarter of gross margin expansion.

Research and Development Expenses

Research and development expenses in the third quarter of 2024 were US$10.9 million, an increase by 4.8% year-over-year. This accounted for 25.6% of revenues, compared to 12.5% for the same period in 2023. The increase was a result from our investment in new technologies, including AI, to maintain our competitive edge against our peers. At the same time, we focused on refined research and development approaches, as we consistently evaluated resource efficiency to ensure maximum return on investment and productivity.

Selling and Marketing Expenses

Selling and marketing expenses in the third quarter of 2024 were US$11.9 million, an increase by 21.9% year-over-year. This accounted for 28.0% of revenues, compared to 11.7% for the same period in 2023.

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The increase was primarily due to the launch of various marketing campaigns for our products, as well as the expansion of our Amazfit Athletes team by partnering with renowned athletes to build brand recognition. At the same time, we consistently pushed on retail profitability and channel mix improvement, which included meticulous refinement of our retail channels and strategic staffing arrangements across sales regions. We are committed to investing efficiently in marketing and branding to ensure our sustainable growth.

General and Administrative Expenses

General and administrative expenses were US$7.0 million in the third quarter of 2024, an increase by 5.4% year-over-year. This accounted for 16.5% of revenues, compared with 8.0% in the same period in 2023. The increase was largely attributable to foreign exchange rate fluctuations. Foreign exchange rate fluctuations loss was US$1.0 million in the third quarter of 2024, compared with fluctuations gain of US$0.7 in the same period of 2023.

Operating Expenses

Total operating expenses for the third quarter of 2024 were US$29.8 million, an increase by 11.2% year-over-year. Adjusted operating expenses, which exclude share-based compensation, were US$29.1 million. The increase was primarily due to the launch of various marketing campaigns for our new products, as well as the expansion of our Amazfit Athletes team by partnering with renowned athletes to build brand recognition. We will maintain our cost-conscious approach in the upcoming quarters. Concurrently, we remain committed to investing in R&D and marketing activities to ensure our long-term competitiveness.

Operating Income/(Loss)

Operating loss for the third quarter of 2024 was US$12.5 million, compared to operating income of US$1.4 million for the third quarter of 2023. Adjusted operating loss for the third quarter of 2024 was US$11.9 million, compared to adjusted operating income of US$3.3 million for the third quarter of 2023. The loss was mainly due to lower sales volume, which resulted in an inability to fully cover operating expenses.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the third quarter of 2024 was US$13.3 million, compared to net income of US$0.3 million in the third quarter of 2023. Adjusted net loss attributable to Zepp Health Corporation, which excludes share-based compensation expenses attributable to Zepp Health Corporation, was US$12.6 million, compared to adjusted net income of US$2.2 million in the third quarter of 2023. Net loss attributable to Zepp Health Corporation for the third quarter of 2024 included a foreign exchanges loss of US$1.0 million, compared to a gain of US1.2 million and US$1.1 million in the first and second quarter of 2024, respectively. Net loss and adjusted net loss attributable to Zepp Health Corporation for the nine months ended September 30, 2024 was US$38.9 million and US$35.0 million.

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Liquidity and Capital Resources

As of September 30, 2024, the Company had cash and cash equivalents and restricted cash of US$127.7 million, which was in similar level compared with the second quarter of 2024, despite a loss position. This cash position provides a runway for the Company to invest and seize potential market opportunities.

The Company continued to manage its working capital and inventory efficiently and recorded inventory of US$76.6 million as of September 30, 2024 and maintained it with a relatively low level since June 30, 2019, representing an increase by 6.5% and a decrease by 29.0% compared with June 30, 2024 and September 30, 2023, respectively. We will continue to manage working capital tightly. Also, we anticipate further reductions in our debt level in the upcoming quarters.

Shares Outstanding

As of September 30, 2024, the Company had a total of 234.0 million ordinary shares outstanding, representing the equivalent of 14.6 million ADSs assuming the conversion of all ordinary shares into ADSs.

The Company changed the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”) from the previous ADS Ratio of one ADS representing four Class A ordinary shares to a new ADS Ratio of one ADS representing sixteen Class A ordinary shares. The change in the ADS Ratio took effect on September 16, 2024 (U.S. Eastern Time). All earnings per ADS figures in this announcement give effect to the foregoing ADS Ratio change.

Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. On November 20, 2023, the board further authorized the Company to extend its share repurchase program for another 12 months. On November 18, 2024, the board further authorized the Company to extend its share repurchase program for another 24 months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of ADSs and/or ordinary shares through November 2026 with an aggregate value equal to the remaining balance under the share repurchase program. As of September 30, 2024, the Company had used US$14.5 million to repurchase approximately 1.7 million ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

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Outlook

For the fourth quarter of 2024, the Company’s management currently expects net revenues to be between US$55 million and US$70 million, representing 29% to 65% growth for revenue of self-branded products compared with third quarter of 2024.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 8:30 p.m. Eastern Time on Monday, November 18, 2024 (9:30 a.m. Beijing Time on November 19, 2024) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at http://ir.zepp.com.

A telephone replay will be available one hour after the call until November 25, 2024 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	5720021

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About Zepp Health Corporation

Zepp Health Corporation (NYSE: ZEPP) is a global smart wearable and health technology leader, empowering users to live their healthiest lives by optimizing their health, fitness, and wellness journeys through its leading consumer brands, Amazfit, Zepp Clarity and Zepp Aura. Powered by its proprietary Zepp Digital Management Platform, which includes the Zepp OS, AI chips, biometric sensors and data algorithms, Zepp delivers cloud-based 24/7 actionable insights and guidance to help users attain their wellness goals. To date, Zepp has shipped over 200 million units, and its products are available in more than 90 countries and regions. Founded in 2013 as Huami Corp., the Company changed its name to Zepp Health Corporation in February 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. Zepp has team members and offices across globe, especially in Europe and USA regions.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding share-based compensation expenses. Adjusted operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses. Adjusted EBIT represents net income/(loss) excluding share-based compensation expenses, income tax (benefit)/expense, interest income and interest expense. Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe that adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

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Adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
	US$	US$
Assets
Current assets:
Cash and cash equivalents	133,669	114,173
Restricted cash	6,800	13,567
Accounts receivable, net	60,727	42,329
Amounts due from related parties	8,605	3,057
Inventories, net	84,887	76,579
Short-term investments	5,153	4,894
Prepaid expenses and other current assets	16,891	18,820
Total current assets	316,732	273,419

Property, plant and equipment, net	8,929	7,688
Intangible asset, net	9,868	8,238
Goodwill	9,581	9,581
Long-term investments	238,540	242,637
Deferred tax assets	32,401	32,430
Amount due from related parties, non-current	2,951	3,343
Other non-current assets	9,698	7,271
Operating lease right-of-use assets	6,819	4,187
Total assets	635,519	588,794

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
	US$	US$
Liabilities
Current liabilities:
Accounts payable	37,286	32,179
Advance from customers	233	235
Amount due to related parties	3,475	3,229
Accrued expenses and other current liabilities	44,450	35,188
Income tax payables	986	179
Notes payable	66,991	74,046
Short-term bank borrowings	1,690	80,512
Total current liabilities	155,111	225,568
Deferred tax liabilities	4,169	4,132
Long-term borrowings	120,020	41,193
Other non-current liabilities	270	49
Non-current operating lease liabilities	3,197	2,310
Total liabilities	282,767	273,252

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
	US$	US$
Equity
Ordinary shares	26	26
Additional paid-in capital	273,386	276,956
Treasury stock	(12,874)	(14,543)
Accumulated retained earnings	104,351	65,494
Accumulated other comprehensive loss	(14,008)	(13,763)
Total Zepp Health Corporation shareholders’ equity	350,881	314,170
Noncontrolling interest	1,871	1,372
Total equity	352,752	315,542
Total liabilities and equity	635,519	588,794

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2023	2024
	US$	US$
Revenues	83,111	42,462
Cost of revenues	(54,942)	(25,218)
Gross profit	28,169	17,244
Operating expenses:
Selling and marketing	(9,756)	(11,896)
General and administrative	(6,669)	(7,026)
Research and development	(10,365)	(10,859)
Total operating expenses	(26,790)	(29,781)
Operating income/(loss)	1,379	(12,537)

Other income and expenses:
Interest income	812	941
Interest expense	(1,612)	(1,289)
Other expense, net	(239)	(84)
(Loss)/gain from fair value change of long-term investments	(76)	175
Investment income	119	-
Income/(loss) before income tax and loss from equity method investments	383	(12,794)
Income tax expenses	(66)	-
Income/(loss) before income from equity method investments	317	(12,794)
Net loss from equity method investments	(51)	(465)
Net income/(loss)	266	(13,259)
Less: Net loss attributable to noncontrolling interest	(27)	(8)
Net income/(loss) attributable to Zepp Health Corporation	293	(13,251)
Net income/(loss) per share attributable to Zepp Health Corporation
Basic income/(loss) per ordinary share	0.001	(0.05)
Diluted income/(loss) per ordinary share	0.001	(0.05)

Net income/(loss) per ADS (16 ordinary shares equal to 1 ADS) [3]
ADS – basic	0.02	(0.82)
ADS – diluted	0.02	(0.82)

Weighted average number of shares used in computing net income/(loss) per share
Ordinary share – basic	243,154,138	258,386,436
Ordinary share – diluted	256,149,311	258,386,436

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Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2023	2024
	US$	US$
Total operating expenses	(26,790)	(29,781)
Share-based compensation expenses[2]	1,906	638
Total adjusted operating expenses	(24,884)	(29,143)

Operating income/(loss)	1,379	(12,537)
Share-based compensation expenses	1,906	638
Adjusted operating income/(loss)	3,285	(11,899)

Net income/(loss)	266	(13,259)
Share-based compensation expenses	1,906	638
Income tax expenses	66	-
Interest income	(812)	(941)
Interest expense	1,612	1,289
Adjusted EBIT	3,038	(12,273)

Net income/(loss) attributable to Zepp Health Corporation	293	(13,251)
Share-based compensation expenses	1,906	638
Adjusted net income/(loss) attributable to Zepp Health Corporation[2]	2,199	(12,613)
Adjusted net income/(loss) per share attributable to Zepp Health Corporation
Adjusted basic income/(loss) per ordinary share	0.01	(0.05)
Adjusted diluted income/(loss) per ordinary share	0.01	(0.05)

Adjusted net income/(loss) per ADS (16 ordinary shares equal to 1 ADS) [3]
ADS – basic	0.14	(0.78)
ADS – diluted	0.14	(0.78)

Weighted average number of shares used in computing adjusted net income/(loss) per share
Ordinary share – basic	243,154,138	258,386,436
Ordinary share – diluted	256,149,311	258,386,436

Share-based compensation expenses included are follows:
Selling and marketing	183	31
General and administrative	838	340
Research and development	885	267
Total	1,906	638

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Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2023	2024
	US$	US$
Revenues	269,853	123,061
Cost of revenues	(206,329)	(74,756)
Gross profit	63,524	48,305
Operating expenses:
Selling and marketing	(32,543)	(33,220)
General and administrative	(21,678)	(18,299)
Research and development	(40,379)	(35,098)
Total operating expenses	(94,600)	(86,617)
Operating loss	(31,076)	(38,312)

Other income and expenses:
Interest income	2,264	2,901
Interest expense	(5,314)	(4,105)
Other (expense)/income, net	(641)	111
Gain from fair value change of long-term investments	922	1,978
Investment income	153	-
Loss before income tax and loss from equity method investments	(33,692)	(37,427)
Income tax benefits/(expenses)	5,205	(119)
Loss before income from equity method investments	(28,487)	(37,546)
Net loss from equity method investments	(1,335)	(1,361)
Net loss	(29,822)	(38,907)
Less: Net loss attributable to noncontrolling interest	(81)	(50)
Net loss attributable to Zepp Health Corporation	(29,741)	(38,857)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(0.12)	(0.15)
Diluted loss per ordinary share	(0.12)	(0.15)

Net loss per ADS (16 ordinary shares equal to 1 ADS) [3]
ADS – basic	(1.95)	(2.40)
ADS – diluted	(1.95)	(2.40)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	243,679,883	259,433,512
Ordinary share – diluted	243,679,883	259,433,512

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Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2023	2024
	US$	US$
Total operating expenses	(94,600)	(86,617)
Share-based compensation expenses[2]	7,013	3,827
Total adjusted operating expenses	(87,587)	(82,790)

Operating loss	(31,076)	(38,312)
Share-based compensation expenses	7,013	3,827
Adjusted operating loss	(24,063)	(34,485)

Net loss	(29,822)	(38,907)
Share-based compensation expenses	7,013	3,827
Income tax (benefits)/expenses	(5,205)	119
Interest income	(2,264)	(2,901)
Interest expense	5,314	4,105
Adjusted EBIT	(24,964)	(33,757)

Net loss attributable to Zepp Health Corporation	(29,741)	(38,857)
Share-based compensation expenses	7,013	3,827
Adjusted net loss attributable to Zepp Health Corporation[2]	(22,728)	(35,030)
Adjusted net loss per share attributable to Zepp Health Corporation
Adjusted basic loss per ordinary share	(0.09)	(0.14)
Adjusted diluted loss per ordinary share	(0.09)	(0.14)

Adjusted net loss per ADS (16 ordinary shares equal to 1 ADS) [3]
ADS – basic	(1.49)	(2.16)
ADS – diluted	(1.49)	(2.16)

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	243,679,883	259,433,512
Ordinary share – diluted	243,679,883	259,433,512

Share-based compensation expenses included are follows:
Selling and marketing	497	368
General and administrative	3,154	1,812
Research and development	3,362	1,647
Total	7,013	3,827

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